Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

MINERA ANDES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations is prepared as of August 12, 2010 and is to be read in conjunction with our audited consolidated financial statements and notes thereto for the year ended December 31, 2009, and the unaudited interim financial statements for the three month and six month periods ended June 30, 2010, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) in Canada.  These statements, along with additional information relating to Minera Andes Inc, including our Annual Information Form for the year ended December 31, 2009, are available on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission (“SEC”) EDGAR system at www.sec.gov.  All amounts in this MD&A are in U.S. dollars unless otherwise indicated.  Canadian dollars are shown as C$.

Unless the context otherwise requires or it is otherwise stated, references in this MD&A to “Minera Andes” the “Company” or “we” or “us” are references to Minera Andes Inc. (“MAI”) and its subsidiaries.

Cautionary Note to U.S. Investors — Information Concerning Preparation of Resource and Reserve Estimates

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with National Instrument 43-101 — “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and by the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) in the CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as the same may be amended from time to time by the CIM.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7.  Under SEC Industry Guide 7 standards, a “Final” or “Bankable” feasibility study is required to report reserves, the three-year historical average commodity prices are used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.

Accordingly, information contained in this MD&A containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under U.S. federal securities laws and the rules and regulations thereunder.

Overview

Minera Andes Inc. is a public company listed on the Toronto Stock Exchange (“TSX”) (symbol: MAI) and our common shares are also quoted on the National Association of Securities Dealers, Over-the-Counter Bulletin Board, “NASD OTC Bulletin Board” (symbol: MNEAF).

Our head office is located at 99 George St, 3rd Floor, Toronto, Ontario, M5A 2N4, and our principal business address is Coronel Moldes 837/820, (5500) Mendoza, Argentina. Our registered address for service is Suite 3700, 205 — 5th Avenue SW., Calgary, Alberta, T2P 2V7 Canada.

The principal business of Minera Andes is the exploration and development of mineral properties located primarily in Argentina with a focus on gold, silver and copper mineralized targets.  We carry on our business by acquiring, exploring and evaluating mineral properties through our ongoing exploration program.  Following exploration, we either seek to develop on our own or enter joint ventures to further develop these properties or dispose of them if they do not meet our requirements.  Our investment income or losses, as the case may be, consist of our 49% share of the net profit or net loss of the operations of the San José Mine, owned by Minera Santa Cruz S.A. (“MSC”) and accounted for on an equity basis.

Our principal assets currently consist of:

(i)                         a 49% interest in MSC, which holds title to the San José Mine, an operating silver and gold mine in Santa Cruz Province, which covers 50,491 hectares; and

(ii)                      a 100% interest in mineral properties comprising our Los Azules Project, a porphyry copper project, in the province of San Juan; and

(iii)                   a portfolio of exploration properties in the prospective Deseado Massif region of southern Argentina in the province of Santa Cruz.

Highlights — Second Quarter 2010

The San José Mine

The following discussion relates only to MSC (on a 100% basis), of which the Company owns 49% and is accounted for using the equity method.

Net income at the San José Mine was $11.3 million for the three month period ended June 30, 2010.  This was an $8.1 million increase compared to the same period in 2009 which is attributable to an increase in sales of $8.5 million and a decrease of $2.9 million in the cost of discounting accounts receivable.  These were partially offset by an increase in production costs of $2.6 million and an increase in other costs of $0.7 million.

Sales increased 21% in the second quarter of 2010 compared to the same quarter in 2009 due to higher realized sales prices achieved for silver.  Production during the second quarter of 2010 was 1,220,794 ounces of silver and 19,707 ounces of gold, which were 3% lower and 9% higher, respectively, compared to the same quarter in 2009, which was a result of lower head grades for silver and higher head grades for gold.  The production of ore tonnage has been negatively impacted by delays in underground mine development which has delayed access to certain higher grade stoping areas.

Los Azules Copper Project

Twenty three diamond core holes totaling 10,007 meters were completed during the recently completed field season, which commenced in December 2009.  The drilling program successfully expanded the known limits of mineralization, further delineated the high-grade secondary enrichment zone, and increased the confidence level of the resources at Los Azules.

Overall Performance

For the three month period ended June 30, 2010, net income was $4.6 million ($0.02 per share basic and diluted) compared to net income of $0.9 million ($0.00 per share basic and diluted) for the same period ended June 30, 2009.

This increase was primarily due to an increase of $4.0 million in the income recorded on our investment in MSC which was partially offset by an increase of $0.3 million in total expenses in the second quarter of 2010.  This was a result of the net effects of:

•        a decrease in General and Administrative costs of $0.6 million primarily due to a reduction in wages and salaries in 2010 following management changes and relocation of the head office to Toronto, Canada,

•        a negative change in foreign currency exchange of $0.6 million due to the weakening of the Canadian dollar, and

•        an increase in professional fees of $0.3 million due to legal fees incurred as a result of current litigation.

Results of Operations - MSC

The following discussion is related only to MSC and is disclosed on a 100% basis, of which the Company owns 49% and is accounted for using the equity method.

The following table sets out the operating cash costs of the San José Mine for 2010 and 2009 on a quarterly and annual basis, and they are considered to be non-GAAP measures (see non-GAAP measures, page 12):

	Q2 2010	Q1 2010	Year 2009	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Year 2008
Tonnes processed (‘000)	116	96	461	100	122	119	119	296
Ounces gold produced (‘000)	20	16	77	20	22	18	17	54
Ounces silver produced (‘000)	1,221	823	4,998	1,032	1,402	1,265	1,299	4,380
Total Operating cash cost ($‘000)	16,831	13,052	51,499	13,190	13,533	12,381	12,395	48,503
Operating cash cost/tonne ($/t)	145	135	112	131	111	104	104	166
Production cash cost/oz Au ($/oz)	602	599	477	521	450	459	478	452
Production cash cost/oz Ag ($/oz)	9.22	9.15	7.08	8.28	6.83	6.85	6.68	7.74

Production

Second quarter 2010 silver and gold production was 48% and 20% higher, respectively, compared to the first quarter of 2010 as a result of higher mine production and mill feed tonnage.  Mill throughput in the second quarter of 2010 was 20% higher than the previous quarter.  However, mine production has been lower than budget due to delays in underground mine development which has delayed access to certain higher grade stoping areas.  Consequently, second quarter 2010 mill feed grades continue to be lower than 2009 head grades.  MSC has advised Minera Andes that they expect grades to improve during the second half of the year.  Compared to the second quarter of 2009, second quarter 2010 silver production decreased 3% and gold production increased 9% due to the delays in mine development and the reduction in silver grade which has been offset by the increase in gold grade.

Sales

Net proceeds realized by MSC from the sale of silver and gold for the three month period ended June 30, 2010 totaled $49.4 million as compared to $27.8 million for the first quarter of 2010, an increase of $21.6 million which was due to higher production and mill throughput as well as higher realized metal prices for both silver and gold.

	Sales in US$ (millions)		Sales in Ounces (thousands)
	2010	2009	2010		2009
			Ag	Au	Ag	Au
Q1	$27.8	$21.1	739	14	838	11
Q2	49.4	41.0	1,295	22	1,709	22
Q3	—	46.1	—	—	1,536	25
Q4	—	38.9	—	—	989	19
Total	$77.2	$147.1	2,034	36	5,072	77

The average weighted gross sale price for silver sold in the second quarter of 2010 was $18.21 per ounce, an increase of 8% compared to the average price of $16.86 per ounce received in the first quarter of 2010. The average weighted gross sale price for gold sold in the second quarter of 2010 was $1,233 per ounce, an increase of 12% compared to the average price of $1,105 per ounce realized in the first quarter of 2010.  In comparison, the average London P.M. fix price for silver was $18.33 per ounce for the quarter ended June 30, 2010 compared to $16.93 per ounce for the first quarter of 2010, an 8% increase.  The average London P.M. fix price for gold was $1,197 per ounce for the quarter ended June 30, 2010 compared to $1,109 per ounce for the first quarter of 2010, also an 8% increase.

Operating and Production Costs

The terms operating cash cost or production cash costs used in this section are for the reporting of the MSC operations only and they are considered to be non-GAAP measures (see non-GAAP measures, page 12). Total operating cash costs were $16.8 million for the second quarter of 2010.  Operating cash costs per tonne consist of geology, mining, processing plant, general and administration and royalty costs.  Production cash costs per ounce consist of geology, mining, processing plant, general and administration, royalty costs, refining and treatment charges, sales costs and export taxes in accordance with the Gold Institute Standard for calculating cash costs.  Depreciation is excluded from both operating cash costs and production cash costs.

Average operating cash costs were $145 per tonne of processed ore for the second quarter of 2010.  On a per ounce co-product basis the average production cash cost was $602 per ounce of gold and $9.22 per ounce of silver.  Co-product average production cash costs are calculated by dividing the respective proportionate share of the total costs for each metal for the period by the ounces of each respective metal produced.  The proportionate share of the total costs is calculated by multiplying the total operating cash costs by the percentage of total production value that the respective metal represents. Accordingly, approximately 49% of the value of second quarter 2010 production was derived from silver and 51% was derived from gold.

Production cash costs on a per ounce basis for the second quarter of 2010 were relatively consistent with the first quarter of 2010 as both silver and gold production costs increased by 1%.  Production costs on a per tonne basis for the second quarter of 2010 compared to the first quarter of 2010 increased by 7% which is primarily due to a decrease in the ore tonnage produced by the mine.

Investment in MSC

The following table shows the reconciliation of MSC’s net income as reported under Canadian GAAP (unaudited) compared to the equity pickup that is reported on our financial statements:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009
Summary of MSC’s financial information from operations:
Sales - MSC 100%	$49,428,155	$40,968,498	$77,224,545	$62,085,819
Net income - MSC 100%	11,304,024	3,217,820	13,724,890	1,412,962
Minera Andes Inc. portion - 49%	5,538,972	1,576,732	6,725,196	692,351
Equity adjustments:
Amortization of pre 2008 capitalized interest income on loans to MSC	461,453	320,000	845,235	561,000
Interest expensed by MSC and included in equity method pickup, net of income taxes	659,579	660,003	1,311,917	1,311,303

Income on investment in MSC	6,660,004	2,556,735	8,882,348	2,564,654
Less: amortization of deferred costs	(415,648)	(288,000)	(761,336)	(505,000)

Net income on investment in MSC	$6,244,356	$2,268,735	$8,121,012	$2,059,654

Los Azules

As of June 30, 2010, the Company has expended a total of $24.6 million on exploration activities at Los Azules. Of this total, $3.6 million was spent during the second quarter of 2010, principally on diamond drilling and related expenses and secondarily on engineering work to support a preliminary feasibility study. These costs were capitalized in mineral properties and deferred exploration costs.

Four diamond drills were operating at Los Azules until the conclusion of the drilling season at the end of April.  We drilled 23 diamond core holes totaling 10,007 meters.  The drilling program successfully expanded the known limits of mineralization, further delineated the high-grade secondary enrichment zone, and increased the confidence level of the resource.

Resource Update

A total of 137 million tonnes of the previous inferred mineral resources was upgraded to the indicated category due to tightening of the drill hole spacing, and an additional 116 million tonnes of inferred mineral resources were added. Based on this season’s drilling, the Company’s independent consultants prepared an updated resource estimate as outlined in the table below. The inferred mineral resources increased due to a combination of step-out holes drilled at the north end of the deposit and greater drill hole depths.

June 2010 Mineral Resources

Mineral Resource Category	Tonnes (millions)	Copper %	Gold grams/tonne	Silver grams/tonne
Indicated	137	0.73	0.07	1.7
Inferred	900	0.52	0.07	1.7

**Cut-off grade of 0.35% was applied

Drilling this year has also led to further delineation and expansion of the high-grade secondary enrichment zone. A cut-off grade of 0.70% copper was used to define “high-grade” mineralization.  The high-grade mineralization approximates the secondary enrichment zone, but it is not exactly coincident.  The portions of the deposit that exceeded the 0.70% copper limit are shown in the table below.

June 2010 Mineral Resources Greater than 0.70% Copper

Mineral Resource Category	Tonnes (millions)	Copper %	Gold grams/tonne	Silver grams/tonne
Indicated	67	0.95	0.08	1.9
Inferred	127	0.86	0.09	1.9

The mineral resource estimate presented above has been approved by Robert Sim, P.Geo. and Bruce Davis, PhD, FAusIMM, both consultants to the Company and independent Qualified Persons as defined by National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”).  For further information see the Company’s June 21, 2010 news release.

During this field season additional geological mapping was carried out and a state-of-the-art geophysical survey is nearing completion.  The information gained from the geological mapping and geophysical surveys is being utilized to target drilling for the next field season.

TNR Dispute

On April 1, 2010, the Company filed a Statement of Claim in the Supreme Court of British Columbia against TNR Gold Corp. and it subsidiary, Solitario Argentina S.A. (together “TNR”). The claim pertains to a purported 25% back-in right by TNR to certain properties comprising the Company’s Los Azules copper project. The Company rejects the right of TNR to back-in to any portion of the Los Azules copper project. This lawsuit does not impact the Company’s financial statements for the period ended June 30, 2010.  At this time, the Company is not able to estimate the impact of this claim on future periods.

Summary of Quarterly Results — MAI

	June	March	December	September	June	March	December	September
Quarter Ended	30, 2010	31, 2010	31, 2009	30, 2009	30, 2009	31, 2009	31, 2008	30, 2008
	$	$	$	$	$	$	$	$
Net income (loss)	4,640,808	1,307,288	2,440,734	5,145,137	919,040	(4,390,141)	(9,116,684)	(3,003,149)
Net income (loss) per share:
Basic	0.02	0.01	0.01	0.02	0.00	(0.02)	(0.05)	(0.02)
Diluted	0.02	0.01	0.01	0.02	0.00	(0.02)	(0.05)	(0.02)

The changes in the quarterly net income or loss are primarily a result of the change in the reported quarterly income or loss from MSC.  The mine entered commercial production at the beginning of 2008 and as such the trend has gone from significant quarterly losses in the pre-production and early production periods to positive quarterly net income in recent quarters as the mine has optimized operations. In addition, rising silver and gold prices over this period have also benefitted MSC.

Liquidity and Capital Resources

As at June 30, 2010, the Company had an accumulated deficit of $38.1 million and working capital of $5.5 million (compared with a $44.0 million deficit and $16.4 million working capital, at December 31, 2009).  At June 30, 2010, Minera Andes had cash and cash equivalents of $8.0 million, compared to cash and cash equivalents of $18.9 million as of December 31, 2009.  Project financing for the San José Mine has been provided pursuant to the Project Loan Letter Agreement between Minera Andes, MSC and by assignment, the Hochschild Lender.  The entire amount available ($65 million) under the Project Loan letter Agreement has been advanced, of which the Company’s share is $31.9 million.

The operation of the San José Mine is subject to a number of risks, including the risk that the price of gold and silver may decline.  If, and to the extent that cash from operations is insufficient for any reason including cost-overruns and/or lower than expected sales or production, additional investment by the shareholders of MSC (including the Company) may be required.  Although MSC has advised the Company that going forward it expects that cash from operations will provide sufficient funds to finance operating costs and capital expenditures at the San José Mine, there remains a risk that should cash from operations be insufficient for any reason including cost-overruns and/or lower than expected sales or production, additional investment by the shareholders of MSC (including the Company) may be required to finance future operations and capital investments at the San José Mine.

With the exception of its interest in the San José Mine, the Company is in the process of exploring its other properties and has not yet determined whether these properties, other than the San José Mine, contain reserves that are economically recoverable, although an independent positive Preliminary Economic Assessment was completed in March 2009 on the Los Azules property, which is an advanced stage exploration project.  The amounts shown on the  Company’s balance sheet as mineral properties and deferred exploration costs represent net costs incurred to date, less amounts recovered from third parties and/or written off, and do not necessarily represent present or future values. The recoverability of amounts shown on the balance sheet for mineral properties and deferred exploration costs depend upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining the financing required to explore and develop the properties, entering into agreements with others to explore and develop the mineral properties, and upon future profitable production or proceeds from disposition of the mineral properties.  The Company’s ability to continue its exploration activities as planned for the upcoming drill season at the end of 2010 will depend in part on the Company’s ability to generate material revenues or to obtain financing through issuance of equity securities, debt financing, joint venture arrangements or other means.

The Company will consider all financing options available to it in order to raise sufficient amounts, in the short term and the long term, to maintain the Company’s ability to meet its planned growth and to fund its development and exploration activities. Although we have been successful in securing financing in the past, current global financial conditions, including volatility in the prices for all commodities, combined with our current financing condition may make it difficult for us to secure the required financing on reasonable terms, if at all.  If the Company would be unable to meet its ongoing obligations on a timely basis, it could result in the loss or substantial dilution of the Company’s interests in its properties.

As of June 30, 2010, the amount outstanding under the Project Loan Payable and the Project Loan Receivable is $31.9 million, plus accrued interest. The Company’s contractual obligations as at June 30, 2010 are as follows:

		Payments Due by Period Ending
Contractual Obligations	Total	31-Dec-10	31-Dec-11	31-Dec-12	31-Dec-13
Long-Term Debt - Project Loan Payable (1)	$31,850,000	Nil	$10,616,667	$10,616,667	$10,616,667
Project loan interest payable (1)	8,897,381	8,897,381	Nil	Nil	Nil
Operating Lease Obligations (2)	21,223	16,868	4,355	Nil	Nil
Purchase Obligations	90,000	90,000	Nil	Nil	Nil
Accounts Payable and Accrued Liabilities	2,607,005	2,607,005	Nil	Nil	Nil
Total	$43,465,609	$11,611,254	$10,621,022	$10,616,667	$10,616,667

Notes:

(1)                      The Company’s obligations under the Project Loan Payable are offset by corresponding obligations under the Project Loan Receivable, including repayment and interest. Terms of payment have not yet been finalized and interest accrues but is not payable until the terms are finalized.

(2)                      Consists of various lease agreements for office and storage space in Spokane, United States, Vancouver, Canada and Mendoza, Argentina.

Outstanding Share Data

Our outstanding share data, as of August 12, 2010, is set out below:

Class and Series of Security	Number Outstanding	Value	Expiry Date of Convertible Securities	Relevant Terms
Common shares	264,741,621
Stock options	7,557,000	$8,763,581	Various (December 28, 2010 to May 13, 2015)	Exercisable for one common share each at C$0.31 to C$1.73
Purchase warrants	15,352,500	$18,392,295	August 19,2014	Exercisable for one common share each at C$1.25

Financial Instruments

As at June 30, 2010, the Company has no long term debt outstanding other than the project loan payable as discussed previously.  The Company believes its capital structure is appropriate to ensure sufficient liquidity to meet the needs of the business. The Company has not executed any derivative financial instruments to manage the risks associated with its operations and, therefore, in the normal course of business the Company is inherently exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, credit risk, liquidity risk and commodity price fluctuations.

The Company holds certain financial instruments such as cash and cash equivalents, receivables, the Project Loan Receivable, the Project Loan Payable and related interest receivable and payable, accounts payable and accruals, bank loan and related party payable. All financial instruments are classified into one of five categories:  held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments are recorded in the balance sheet either at fair value or at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows:

•                                                                  Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings. The Company has classified its cash and cash equivalents as held-for-trading.

•                                                                  Available-for-sale financial instruments are measured at fair value with change in fair value recorded in other comprehensive income until the instrument is derecognized.

•                                                                  Receivables and project loan and interest receivable were classified as loans and receivables.

•                                                                  Accounts payable and accruals, project loan and interest payable, bank loan and related party payable were classified as other financial liabilities.

The carrying value and fair value of the Company’s financial assets and liabilities as at June 30, 2010, and December 31, 2009, is summarized as follows:

	June 30, 2010		December 31, 2009
	Carrying Value	Fair Value	Carrying Value	Fair Value
Held-for-trading	$7,958,330	$7,958,330	$18,872,312	$18,872,312
Loans and receivables	$40,834,734	$40,834,734	$39,500,262	$39,500,262
Other liabilities	$43,219,386	$43,219,386	$42,063,857	$42,063,857

The fair value of the cash and cash equivalents, receivables, current Project Loan interest receivable, accounts payable and accruals, and current Project Loan interest payable, and related party payable approximate their fair values due to their short term nature.  The fair value of the non-current debt approximates the amortized cost as the interest rates reflect the estimated market rates.

Related Party Transactions

As previously stated, under the terms of the Project Loan Letter Agreement among the Company, the Hochschild Lender and MSC, the San José Mine has been financed by Project Loans made thereunder by the Hochschild Lender. For the purposes of CICA Handbook section 3840, MSC is a related party to the Company.

As at June 30, 2010, the total principal amount of the Project Loan Receivable (owing to the Company by MSC) is $31.9 million and the total principal amount of the Project Loan Payable (owing by the Company to the Hochschild Lender) is $31.9 million, in each case, plus accrued interest.

The Company pays a management service fee to a related party, 2083089 Ontario Inc. (“208”) under the terms of a management services agreement.  208 is a company controlled by Mr. Robert R. McEwen, the chairman and chief executive officer of the Company and beneficial owner of more than 5% of our voting securities. Mr. McEwen is also the chief executive officer and director of 208, which provides management services to a number of entities in which Mr. McEwen has significant equity interests. The management service fees cover inter-alia, rent, personnel, office expenses, and other administrative services on a cost recovery basis. During the three and six month periods ended June 30, 2010 the Company paid $40,525 and $80,401, respectively, to 208 while the Company paid $nil in both of the comparative periods of 2009.  Mr. McEwen receives no compensation from 208.

Beginning in the second quarter of 2010, an aircraft owned and operated by Lexam L.P. (of which Mr. McEwen is a limited partner and beneficiary) has been made available to the Company in order to expedite business travel. In his role as Chairman and CEO of Minera Andes as well as two other junior mining companies, Mr. McEwen must travel extensively and frequently on short notice.

Mr. McEwen is able to charter the aircraft from Lexam L.P. at a preferential rate. The Company’s independent board members have approved a policy whereby only the variable expenses of operating this aircraft for business related travel are eligible for reimbursement. The hourly amount that the Company has agreed to reimburse Mr. McEwen is well under half the full cost per hour of operating the aircraft or equivalent hourly charter cost and in any event less than even Mr. McEwen’s preferential charter rate. Where possible, trips also include other company personnel, both executives and non-executives, to maximize efficiency.

During the second quarter of 2010, Mr. McEwen’s private aircraft was used for business for approximately 4 hours of flight time for which costs of $4,613 were approved for reimbursement.

Outlook

San José Mine

The goal of the 2010 exploration program at the San José Mine is to replace reserves depleted during 2009 and to discover new mineralized veins (new resources) on the San José property, which comprises approximately 115 km2 (28,400 acres). The 2010 drilling program for the San José district has been increased from 22,000 meters in 2009 to 34,100 meters in 2010. Approximately 15,400 meters of the total is budgeted for exploring for new resources. The initial focus of the exploration for new resources will be to evaluate the Aguas Vivas target located 10 kilometers northwest of the San José operation as well as the Saavedra and Cerro Portugués targets. The remaining 18,700 meters of the drilling is budgeted for upgrading currently identified inferred resources to the indicated category. To the extent new inferred resources are discovered at these targets, the budget to upgrade the new inferred resources to the indicated category may be increased. In addition, surface geophysical surveys consisting of 114 kilometers of Inverse Polarization (“IP”) lines and 60 kilometers of magnetometer lines are planned for 2010 (compared to 111 kilometers of IP lines completed during 2009).

On March 17, 2010, the Company received a Summons and Complaint in connection with a lawsuit commenced by affiliates of Hochschild Mining plc against MAI and a subsidiary in the State of New York.

The lawsuit pertains to the project finance loans made by Hochschild to MSC, as disclosed in Note 4 to the consolidated financial statements. Hochschild, among other claims, claims the Company refused to sign formal project loan documentation and caused undue delay of the same.  Hochschild has demanded that the Court order Minera Andes to sign formal loan documents for the project finance loans, enjoin Minera Andes from interfering with the making of payments by Minera Santa Cruz in relation to the project finance loans, require Minera Andes to repay to Hochschild the benefits that Minera Andes has received from the project finance loans and establish the priority of other shareholder loans owed by Minera Santa Cruz to Hochschild and Minera Andes.

The Company is reviewing in detail the claim by Hochschild with its legal advisors and will respond accordingly.  This lawsuit does not impact the Company’s financial statements for the period ended June 30, 2010.  At this time, the Company is not able to estimate the impact of this claim.

Los Azules

The information gained from the recently completed geological mapping and geophysical surveys is being utilized to target drilling for the next field season. Engineering and related work to support a preliminary feasibility study is continuing.

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Adoption of IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures.

In early 2009, the Company developed an IFRS project plan assigning responsibilities and outlining the proposed timing of execution of key IFRS conversion projects. The Company’s IFRS project plan stipulates several project phases.

During the first quarter of 2009, the Company commenced the scoping and planning phase of its changeover plan (“phase 1”). The Company has designated the appropriate resources to the project to develop an effective plan and will continue to assess resource and training requirements as the project progresses. The Company has identified the following four phases of its conversion plan: scoping and planning, detailed assessment, operations implementation and post implementation. Phase 1 involves establishing a project management team, mobilizing organizational support for the conversion plan, obtaining stakeholder support for the project, identifying major areas affected and developing a project charter, implementation plan and communication strategy. The Company completed phase 1 in the fourth quarter of 2009.

In the fourth quarter of 2009, the Company completed a preliminary IFRS diagnostic (“phase 2”) which highlighted several key areas of difference between existing Canadian GAAP and IFRS, such as Property, Plant, and Equipment, borrowing costs, business combinations, share based payments, decommissioning costs, foreign exchange, exploration and evaluation costs, and joint ventures. The diagnostic identified that the key area of potential difference for the Company is accounting for functional and reporting currencies, and the reporting of the Company’s interest in MSC.

The detailed assessment phase (“phase 3”) will result in new or revised accounting policies and transitional exemptions decisions, quantification of financial statement impact, preparation of comparative financial statements and identification of business processes and resources impacted. The operations implementation phase (“phase 4”) includes the design of business, reporting and system processes to support the compilation of IFRS compliant financial data for the opening balance sheet at January 1, 2010, fiscal 2010 and thereafter. Phase 4 also includes ongoing training, testing of the internal control environment and updated processes for disclosure controls and procedures.  Phases 3 and 4 are expected to be completed in the third and fourth quarters of 2010, respectively.

Post implementation (“phase 5”) will include sustainable IFRS compliant financial data and processes for fiscal 2011 and beyond. The Company will continue to monitor changes in IFRS throughout the duration of the implementation process and assess their impacts on the Company and its reporting.

Risks and Uncertainties

The Company’s operations and results are subject to a number of different risks: the Company does not  control (jointly or otherwise) the San José Mine and has no control over the timing or amount of future cash calls; any cost overruns or cash shortfall at the San José Mine could require further investment; the Company has no operational cash flow and is dependent on external financing;  a substantial or prolonged decline in metal prices, particularly gold, silver, or copper, would have a material adverse effect on the Company; global economic conditions combined with the Company’s financial position could make financing its operations and business strategy more difficult; the Company anticipates that the Project Loan will be subject to interest rate fluctuations upon the execution of the Draft Loan Documents; the Company is subject to interest rate fluctuations; the Company is subject to fluctuations in currency exchange rates, which could materially adversely affect the Company’s financial position; the Company is subject to risks relating to economic and political instability in Argentina; estimates of mineral reserves and mineral resources could be inaccurate. An additional analysis of the Company’s risk factors can be found in the Company’s annual information form dated March 30, 2010, which is available on SEDAR (www.sedar.com) and should be reviewed in conjunction with this document.

Non-GAAP Measures

In this MD&A, we use the term “operating or production cash cost”.  Operating cash costs are calculated by dividing the total operating cash costs for the period by the tonnes processed in that period.  Total operating cash costs are the sum of geology, mining, processing plant, general and administration and royalty costs.  Production cash costs are calculated on a co-product basis and by dividing the respective proportionate share of the total production cash costs for the period attributable to each metal by the ounces of each respective metal produced.  Total production cash costs are the sum of the geology, mining, processing plant, general and administration costs, royalties, refining and treatment charges, sales costs and export taxes divided by the number of ounces of gold and silver produced at the mine. Depreciation is not included in the calculation of operating and production cash costs.

We use operating and production cash cost as an operating performance indicator. We provide this measure to provide additional operating and production information regarding operational efficiencies at the San José Mine.  Cash costs should be considered as a non-GAAP performance measure and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  Cash costs are based on information from MSC and does not impact the Company’s consolidated financial statements. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined in accordance with GAAP. Changes in numerous factors including, but not limited to, mining rates, milling rates, gold grade, gold recovery, and the costs of labour, consumables and mine site operations general and administrative activities can cause these measures to increase or decrease.

Furthermore the foregoing non-GAAP measures are not standardized and therefore may not be comparable to similar measures disclosed by other issuers.

Internal Control over Financial Reporting

Management is responsible for the design of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with accounting principles generally accepted in Canada. Based on a review of its internal control procedures at the end of the period covered by this MD&A, management believes its internal controls and procedures are appropriately designed to provide reasonable assurance that financial information is recorded, processed, summarized and reported in a timely manner.

Changes to Internal Control over Financial Reporting

There have been no significant changes to internal control over financial reporting in the three and six month periods ended June 30, 2010.

Disclosure Controls

Management is also responsible for the design of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s Chief Executive

Officer and Chief Financial Officer have each evaluated the Company’s disclosure controls and procedures as of June 30, 2010, and have concluded that these controls and procedures are adequately designed to provide reasonable assurance that material information.

Additional Information

Additional information relating to Minera Andes, including our annual information form, is available under our profile at SEDAR at www.sedar.com.

Cautionary Statement on Forward-Looking Information

Certain statements and information in this MD&A, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable U.S. and Canadian securities laws.  Such forward-looking statements or information include, but are not limited to, statements or information with respect to the cash from operations at the San José Mine and the future cash requirements of MSC, the estimated operating and capital costs of the San José Mine,  the Company’s intention to complete a further financing in the near term, the Company’s interest in the San José Mine being maintained at 49%,  the future price of gold, silver, copper and other base metals, production estimates, estimation of mineral reserves, exploration and development capital requirements, and our goals and strategies.  Often, these statements include words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, or “might” be taken, occur or be achieved.

In making the forward-looking statements and providing the forward-looking information included in this MD&A, management of Minera Andes have made numerous assumptions. These assumptions include among other things, assumptions about the price of gold, silver, copper and other base metals, decisions to be made by our joint venture partner in respect of the management and operation of the San José Mine, anticipated costs and expenditures, future production and recovery, that the supply and demand for gold, silver and copper develop as expected, that there is no unanticipated fluctuation in interest rates and foreign exchange rates, that there is no further material deterioration in general economic conditions and that we are able to obtain the financing, as and when, required to, among other things, maintain our interest in the San José Mine. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements will prove to be accurate.  By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information.  Such risks, uncertainties and other factors include among other things the following: actions by, and our relationship with, our joint venture partner, including decisions regarding the amount and timing of future cash calls, that any cost overruns or cash shortfalls at the San José Mine may result in a requirement for additional investment by us, our lack of operating cash flow and dependence on external financing, availability of financing, as and when, required to meet any future cash calls in respect of the San José Mine (to maintain our interest therein), and to finance our day-to-day operations and planned growth and development, any decline in the prices of gold, silver, copper and other base metals, changes in general economic and business conditions, economic and political instability in Argentina, discrepancies between actual and estimated production and mineral reserves and resources; operational and development risk; the speculative  nature of mineral exploration and regulatory risks.